Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $5,716,000 Leveraged Buffered EURO STOXX 50® Index-Linked Medium-Term Notes, Series D, due 2015

This pricing supplement addendum relates to $516,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $5,200,000 principal amount of the notes were issued on February 19, 2013, as described in the accompanying pricing supplement no. 1993 dated February 11, 2013. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38141GNS9) and ISIN (US38141GNS92) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 1993 dated February 11, 2013, the accompanying prospectus supplement dated September 19, 2011, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated August 24, 2012 and the accompanying product supplement no. 1626 dated August 24, 2012.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-10 of the accompanying pricing supplement no. 1993. You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying pricing supplement no. 1993 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the reopened notes were set on the trade date for the reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $1059 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 1993.

Original issue date:	May 10, 2013	Original issue price:	107.80% of the face amount
Underwriting discount:	0.15% of the face amount	Net proceeds to the issuer:	107.65% of the face amount

We may decide to sell more notes after the date the reopened notes were traded (May 7, 2013) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement no. 1993, the accompanying prospectus supplement, the accompanying prospectus, the accompanying general terms supplement or the accompanying product supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 1993 Addendum dated May 7, 2013

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This pricing supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 1626 dated August 24, 2012

•	General terms supplement dated August 24, 2012

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Underlier

The EURO STOXX 50® Index, which we refer to as the underlier, is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture among Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the underlier began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the underlier is disseminated on, and additional information about the underlier is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement addendum. STOXX Limited is under no obligation to continue to publish the underlier and may discontinue publication of the underlier at any time.

The top ten constituent stocks of the underlier as of April 25, 2013, by weight, are: Sanofi (6.12%), Total S.A. (5.20%), Bayer AG (4.10%), Siemens AG (4.08%), BASF SE (3.95%), Banco Santander S.A. (3.48%), Anheuser-Busch InBev N.V. (3.46%), SAP AG (3.43%), Allianz SE (3.09%) and Unilever NV (3.08%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

As of April 25, 2013, the seventeen industry sectors which comprise the underlier represent the following weights in the underlier: Automobiles & Parts (5.20%), Banks (14.27%), Basic Resources (0.59%), Chemicals (9.86%), Construction & Materials (2.68%), Food & Beverage (8.67%), Health Care (7.23%), Industrial Goods & Services (8.43%), Insurance (9.08%), Media (1.32%), Oil & Gas (9.00%), Personal & Household Goods (4.05%), Real Estate (1.13%), Retail (2.13%), Technology (4.70%), Telecommunications (5.34%) and Utilities (6.31%); industry weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of April 25, 2013, the eight countries which comprise the underlier represent the following weights in the underlier: Belgium (3.46%), France (36.96%), Germany (31.46%), Ireland (0.74%), Italy (7.69%), Luxembourg (0.59%), Netherlands (7.04%) and Spain (12.06%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-58 of the accompanying general terms supplement.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

Historical High, Low and Closing Levels of the Underlier

The following information supplements the information provided in the accompanying pricing supplement no. 1993 dated February 11, 2013. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

2013
Quarter ended March 31	2,749.27	2,570.52	2,624.02
Quarter ending June 30 (through May 7, 2013)	2,769.08	2553.49	2,769.08

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on May 10, 2013, which is the third scheduled business day following the date of this pricing supplement addendum and of the pricing of the reopened notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.